Exhibit 2.1(b)
ASSIGNMENT, ASSUMPTION AND NOVATION
OF PURCHASE AND SALE AGREEMENT

This Assignment, Assumption and Novation of Purchase and Sale Agreement (this “Assignment”) is effective August 31, 2016, by and between The Southern Company, a Delaware corporation (“Assignor”), and Evergreen Enterprise Holdings LLC (“Assignee”), a Georgia limited liability company and subsidiary of Southern Company Gas (f/k/a AGL Resources Inc.).
RECITALS
WHEREAS, Assignor is a party to that certain Purchase and Sale Agreement, dated July 10, 2016 (the “Purchase Agreement”), by and among the Assignor, Southern Natural Gas Company, L.L.C., a Delaware limited liability company (the “Company”), and Kinder Morgan SNG Operator LLC, a Delaware limited liability company (the “KM Member”);
WHEREAS, in accordance with Section 14.4 of the Purchase Agreement, the Assignor wishes to assign its rights and obligations under the Purchase Agreement and the Ancillary Documents (as defined in the Purchase Agreement) to the Assignee and Assignee wishes to assume such rights and obligations; and
WHEREAS, Southern Company Gas contemporaneously with the execution and delivery of this Assignment has delivered to the KM Member a guaranty in the form contemplated by Section 14.4 of the Purchase Agreement (the “Guaranty”);
AGREEMENT
NOW THEREFORE, in consideration of the terms and obligations set forth below, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignor and Assignee agree as follows:
1.    Definitions. All capitalized terms used and not otherwise defined in this Assignment shall have the meanings ascribed to them in the Purchase Agreement.
2.    Assignment. Assignor assigns, transfers, and conveys to Assignee the Purchase Agreement, including all of Assignor’s rights and obligations thereunder.
3.    Assumption. Assignee accepts and assumes the Purchase Agreement and all of Assignor’s rights and obligations thereunder and agrees to be bound by all of the terms and conditions of the Purchase Agreement as Buyer thereunder.
4.    Novation. Assignee acknowledges that pursuant to Section 14.4 of the Purchase Agreement, that the mutual execution and delivery by Assignor and Assignee of this Assignment together with the execution and delivery of the Guaranty will cause a novation of the Purchase Agreement and the Ancillary Documents such that Assignee will become the Buyer under such agreements for all purposes and Assignor will be released from all liabilities and obligations under such agreements.

5.    Miscellaneous. Nothing expressed or implied in this Assignment is intended to confer upon any person, other than the parties hereto, or their respective successors or assigns, any rights, remedies, obligations, or liabilities under or by reason of this Assignment. This Assignment is made without warranty, representation, or guaranty by, or recourse against, Assignor of any kind whatsoever.
IN WITNESS WHEREOF, the parties hereto have executed this Assignment to be effective as of the date first set forth above.

ASSIGNOR:

THE SOUTHERN COMPANY

By:	/s/James Y. Kerr, II
Name: James Y. Kerr, II
Title: Executive Vice President and General Counsel

ASSIGNEE:

EVERGREEN ENTERPRISE HOLDINGS LLC

By:	/s/Dat T. Tran
Name: Dat T. Tran
Title: President

[Signature Page to Assignment, Assumption and Novation of Purchase and Sale Agreement]